Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,		Year Ended December 31,

	2010	2009	2009	2008	2007	2006

Portion of rentals representing interest	$64	$60	$77	$89	$101	$75

Capitalized interest, including
discontinued operations	319	341	441	326	214	152

Other interest and fixed charges,
including discontinued operations	74	68	160	153	135	147

Total fixed charges (A)	$457	$469	$678	$568	$450	$374

Earnings-pretax income with
applicable adjustments (B)	$4,138	$2,709	$3,816	$7,145	$6,761	$8,717

Ratio of (B) to (A)	9.05	5.78	5.63	12.58	15.02	23.31